

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Charles J. Kalil
Corporate Vice President, General Counsel and Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

> **Re: The Dow Chemical Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-03433**

Dear Mr. Kalil:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Michael J. Aiello
Weil, Gotshal & Manges LLP